# BAYSHORE PARTNERS, LLC

## 1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

### Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

### Cash

The Company considers investments with an original maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000. At times, such balances exceed these insured limits.

### Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients. Commission income and related expenses are recorded in the accounts on a trade date basis.

### Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2012.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

### Concentration of Credit Risk

Advisory fee income from the Company's four largest customers accounted for approximately 66% of advisory fee income for the year ended December 31, 2015. As of December 31, 2015 there was no significant concentration in accounts receivable related to these customers or any other customers.

### Recently Issued Accounting Pronouncement

Revenue From Contracts With Customers

In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods in annual periods beginning after December 15, 2016. Early application is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

### Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, which is the date the financial statements were available to be issued.

3. **NET CAPITAL REQUIREMENT**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $276,198 which was $271,198 in excess of its required net capital of $5,000. At December 31, 2015, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.16 to 1.

4. **RELATED PARTY TRANSACTIONS**

The Company is party to a Services Agreement with a company under common ownership ("related party") effective January 1, 2015. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2015, the Company paid $7,614,000 for reimbursement of overhead and salaries. This reimbursement of overhead and salaries are included in overhead reimbursement - related party expenses in the accompanying statement of income. As of December 31, 2015, the Company prepaid approximately $733,000 of service fees to the related party which are included as prepaid expenses - related party in the accompanying statement of financial condition.

5. **MEMBERS' CAPITAL**

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

6. **COMMITMENTS AND CONTINGENCIES**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.